rick.vilsoet@dycominc.com	February 28, 2014
561-799-2231

Via EDGAR

Mr. Kamyar Daneshvar
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Dycom Industries, Inc. (the “Company”)
SEC Comment Letter dated February 18, 2014 (the “Comment Letter”)

Dear Mr. Daneshvar:

By this letter, I am confirming our conversation from today pursuant to which we agreed that the Company will have until March 18, 2014 to respond to the above-referenced Comment Letter received from the staff of the Securities and Exchange Commission. While the Company is working expeditiously to respond to the Comment Letter, the Company requested this extension in order to have adequate time for the Company and its advisors to fully consider and respond to all of the points raised in the Comment Letter.

If you have any questions concerning the foregoing, please do not hesitate to contact me at the telephone number appearing above.

Very truly yours,
Richard B. Vilsoet
General Counsel

cc:    Terence O’Brien, Account Branch Chief
Tracey Smith, Staff Accountant
Securities and Exchange Commission